EXHIBIT 99.1

VIZSLA SILVER EXPANDS COPALA WITH MORE BONANZA-GRADE SILVER

- 2,093 G/T AGEQ OVER 10.20 METRES -

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Sept. 12, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from nine new drill holes targeting the Tajitos - Copala resource area at its 100%-owned, flagship Panuco silver-gold project ("Panuco" or the "Project") located in Mexico. The results are exclusively from the Copala structure located in the western portion of the district and expand the high-grade mineralized footprint to the north of the March 2022 mineral resource estimate by approximately 100 metres.

Highlights

•	CS-22-193 returned 2,093 grams per tonne (g/t) silver equivalent (AgEq) over 10.20 metres true width (mTW) (1,404 g/t silver and 10.94 g/t gold)
•	Including 36,195 g/t AgEq over 0.38 mTW (23,058 g/t silver and 205.00 g/t gold)
•	And, 2,233 g/t AgEq over 0.91 mTW (1,550 g/t silver and 11.00 g/t gold)
•	And, 2,742 g/t AgEq over 0.53 mTW (2,090 g/t silver and 11.10 g/t gold)
•	CS-22-192 returned 877 g/t AgEq over 7.31 mTW (743 g/t silver and 2.59 g/t gold)
•	Including 971 g/t AgEq over 0.93 mTW (739 g/t silver and 3.94 g/t gold)
•	And, 3,930 g/t AgEq over 1.01 mTW (3,560 g/t silver and 8.60 g/t gold)
•	CS-22-200 returned 879 g/t AgEq over 14.24 mTW (632 g/t silver and 4.30 g/t gold)
•	Including 2,256 g/t AgEq over 0.71 mTW (1,575 g/t silver and 11.00 g/t gold)
•	And, 4,905 g/t AgEq over 1.07 mTW (3,510 g/t silver and 22.80 g/t gold)

"Expansion drilling at Copala continues to increase the known size of this robust near surface vein system with exceptional silver and gold grades," commented Michael Konnert, President and CEO. "We have now expanded the mineralized footprint well beyond the March 2022 resource boundary and it remains open in all directions. Given its proximity to Tajitos and the recently announced Cristiano discovery, it is becoming increasingly clear that we are building critical mass in this area of the district."

Figure 1: Plan map of recent drilling centered on the Copala structure. (CNW Group/Vizsla Silver Corp.)

The Copala Vein is located at the northern extent and on the hangingwall side of the Tajitos structure. Copala is marked by high precious metals grades (up to 11,053 g/t silver and 33.50 g/t gold over 1.26 mTW) hosted within a broader envelope, of vein-breccia interlayered with host rock, up to 82 metres thick. Local mineralized high grade intervals of up to 20.45 mTW returning grades of up to 1,030 g/t AgEq (780 g/t silver and 4.23 g/t gold) have been intercepted in the drilling. Ongoing interpretations by Vizsla's geologists is defining the variability in Copala's dip, ranging from shallow (~35° to the east) in its northern sector and steepening (~52° to the east) in the southern sector.

The drilling in the northwestern portion of Copala has traced mineralization along approximately 1,000 metres of strike length and approximately 400 metres down dip. Furthermore, today's reported intercepts add over 100m strike length to the NNW beyond the March 2022 resource boundary. The high-grade mineralized shoot remains open to the north with potential to continue on the footwall side of the Tajitos vein structure. Ongoing detailed structural and geologic interpretations indicate potential for the mineralization to also continue down dip to the east and along strike to the south.  Drill testing those extensions is the near-term focus for expansion as Vizsla continues to explore the Copala area.

Drilling focused on expanding the Copala resource area continues to highlight the well-developed, high-grade mineral continuity. The intercepts reported here, previously reported Copala intercepts, the Copala 2 vein-splay intercepts, situated between Tajitos and Copala, and the recently reported NW trending Cristiano vein (press releases dated June 21, 2022, May 19, 2022 and September 7, 2022), support the potential to discover additional blind to surface veins in the vicinity.

Vizsla Silver will be hosting a webcast to discuss exploration drilling at Copala at 11:00am PT on Tuesday, September 27th.  To register, please click here.

Figure 2: Inclined longitudinal section for Copala structure with drillhole pierce points. The section is 1x along strike to 1.4x along the dip to compensate for the average 46 degree dip of Copala. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing Copala, Tajitos and Copala 2 veins. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	AgEq

	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
CS-22-192	412.40	422.20	9.80	7.31	743	2.59	877
Includes	416.45	417.70	1.25	0.93	739	3.94	971
Includes	420.45	421.80	1.01	1.01	3,560	8.60	3,930
CS-22-193	171.40	184.90	13.50	10.20	1,404	10.94	2,093
Includes	177.00	177.50	0.50	0.38	23,058	205.00	36,195
Includes	177.50	178.30	0.80	0.60	991	7.01	1,426
Includes	179.35	180.55	1.20	0.91	1,550	11.00	2,233
Includes	180.55	181.25	0.70	0.53	2,090	11.10	2,742
Includes	181.70	182.50	0.80	0.60	963	7.63	1,445
CS-22-194	No significant values
CS-22-195	301.15	306.70	5.55	4.00	997	5.22	1,303
Includes	301.95	302.80	0.85	0.61	1,085	6.39	1,469
Includes	302.80	303.80	1.00	0.72	1,850	10.95	2,508
Includes	303.80	304.95	1.15	0.83	921	6.66	1,336
Includes	304.95	306.10	1.15	0.83	1,035	4.27	1,270
CS-22-196	189.75	191.80	2.05	1.87	113	1.95	246
Includes	342.30	342.75	0.45	0.41	977	3.71	1,176
Includes	343.10	343.50	0.40	0.36	141	8.73	759
Includes	343.50	344.15	0.65	0.59	778	5.62	1,128
CS-22-197	569.05	570.20	1.15	1.11	200	1.02	259
CS-22-198	205.50	209.15	3.65	2.69	80	1.13	156
CS-22-199	393.15	394.30	1.15	1.15	307	1.25	375
CS-22-200	150.00	166.00	16.00	14.24	632	4.30	897
Includes	150.00	150.80	0.80	0.71	1,575	11.00	2,256
Includes	151.85	152.90	1.05	0.93	1,120	9.08	1,695
Includes	155.05	156.30	1.25	1.11	755	5.01	1,063
Includes	162.30	163.50	1.20	1.07	3,510	22.80	4,905
CS-22-201	Pending
CS-22-202	Pending
CS-22-203	Pending

Table 1: Downhole drill intersections from the holes reported for the new splay vein at the foot wall of Copala.

Note: AgEq = Ag g/t x Ag rec. + (Au g/t x Au Rec x Au price/gram)/Ag price/gram. Metal price assumptions are $20.70/oz silver and $1,655/oz gold and metallurgical recoveries assumed are 93% for silver and 90% for gold. Gold and silver metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
CS-22-192	404,816	2,586,676	657	9.03	-80.73	612.0
CS-22-193	404,535	2,587,285	555	323	-30.00	519.4
CS-22-194	404,853	2,586,892	642	262.84	-85.28	516.0
CS-22-195	404,787	2,586,850	632	302.97	-59.16	339.0
CS-22-196	404,718	2,586,983	579	232.17	-55.17	384.0
CS-22-197	405,087	2,586,906	479	281.76	-58.26	615.0
CS-22-198	404,718	2,586,983	579	232.16	-62.60	488.5
CS-22-199	404,816	2,586,676	657	332.28	-82.21	528.0
CS-22-200	404,535	2,587,285	555	323.51	-45.15	399.0
CS-22-201	404,718	2,586,983	579	257.4	-57.67	462.0
CS-22-202	405,087	2,586,905	646	282.01	-63.56	634.5
CS-22-203	404,896	2,586,778	666	302	-75.00	556.5

Table 2: Drillhole details for the reported drillholes. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 61.1 Moz AgEq and an in-situ inferred resource of 45.6 Moz AgEq The Technical Report, titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" was filed on SEDAR on April 7, 2022, has an effective date of March 1, 2022 and was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") by Tim Maunula, P.Geo., Principal Geologist, T. Maunula & Associates Consulting Inc and Kevin Murray, P.Eng, Manager Process Engineering, Ausenco.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 210,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling designed to upgrade and expand the maiden resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver.  The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 12-SEP-22